UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2008	Commission File Number: 1-15226
ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Exhibits 99.1 and 99.2 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933: Form S-8 (File Nos. 333-124218, 333-85598 and 333-13956 and 333-140856), Form F-9 (File Nos. 333-137182, and 333-149370) and Form F-3D (File No. 333-150453).

DOCUMENTS FILED AS PART OF THIS FORM 6-K
SIGNATURES
Form 6-K Exhibit Index
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4
Exhibit 99.5
Exhibit 99.6

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 25, 2008

ENCANA CORPORATION (Registrant)
By:	/s/ Patricia M. Orr
	Name:	Patricia M. Orr
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.	The following documents have been filed with Canadian securities commissions:

99.1	Unaudited Interim Consolidated Financial Statements for the period ended June 30, 2008.

99.2	Management’s Discussion and Analysis dated July 23, 2008 relating to the period ended June 30, 2008.

99.3	Covering letter dated July 25, 2008 regarding Financial Ratios.

99.4	Supplemental Financial Information (Unaudited) Exhibit to June 30, 2008 Consolidated Financial Statements “Consolidated Financial Ratios – Medium Term Notes & Debt Securities”

99.5	Certificate, dated July 25, 2008, of Randall K. Eresman, President & Chief Executive Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

99.6	Certificate, dated July 25, 2008, of Brian C. Ferguson, Executive Vice-President & Chief Financial Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.